EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(“the Company”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Immediate Report - Notice of Results of Offering Based On Shelf Offering Report Dated May 25, 2017

In accordance with section 30 of the Securities Law, 1968, and the Securities Regulations (Announcement of Results of an Offering in a Prospectus), 1969, the Company announces the result of the offering of the Company’s Debentures (Series 9), based upon the Company’s Shelf Offering Report dated May 25, 2017 (“Shelf Offering Report”), which was published in accordance with the Company’s Shelf Prospectus dated May 30, 2014, as amended for a typographical error on June 5, 2014 and as extended on May 11, 2016 until May 29, 2017 (“Shelf Prospectus”).

The Company’s Debentures (Series 9) were offered in a tender held on May 28, 2017.

Below are details of the results of the tender for the Debentures (Series 9) (“Tender 9”):

1.	According to the Shelf Offering Report the Company offered the public up to par value of NIS 450,000,000 of the Company’s registered Debentures (Series 9) that are unlinked (principal and interest) to any index (“Debentures (Series 9)”). Debentures (Series 9) were offered to the public in 450,000 units, each made up of NIS 1,000 par value of Debentures (Series 9) (“Units 9”) in a single offering of the Tender at a unit price that would not be less than NIS 1,062, as detailed in the Shelf Offering Report.
2.	The Offering of Units 9 was not underwritten.
3.	Classified investors made prior commitments to submit requests to purchase 384,467 Units 9 in quantities and unit prices as stipulated in the Shelf Offering Report.
4.	The list of signatures for the purchase of Debentures (Series 9) offered to the public was opened on Sunday, May 28, 2017 and was closed the same day.
5.	The results of Tender 9 were as follows:

5.1	In the Tender 46 orders were received for the purchase of 384,467 Units 9.
5.2	Of the orders accepted, all the orders submitted, namely orders for the purchase of 384,467 Units 9, were received from classified investors as stated in section 3 above.
5.3	The price of Unit 9, as set in the Tender was NIS 1,062 (“Unit Price Set”).

6.	Based upon the results of Tender 9, 384,467 Units 9 were allocated, in accordance with the provisions of section 2.8.4 of the Shelf Prospectus and as below:

6.1	36 orders for the purchase of 301,667 Units 9, for which a unit price was set higher than the Unit Price Set, were completely fulfilled;
6.2	10 orders for the purchase of 82,800 Units 9, for which a unit price was set equal to the Unit Price Set, were completely fulfilled;

7.	Debentures (Series 9) were issued without a discount.
8.	The overall (gross) consideration received by the Company for the Debentures (Series 9) that will be allocated in accordance with the Shelf Offering Report, came to NIS 408 million.

Company’s Debentures Series (6 and 10) that were allocated in place of Debentures (Series B) of D.B.S Satellite Services (1998) Ltd (“DBS”)

Further to the Immediate Reports published by the Company on May 24, 2017 and on May 25, 2017 concerning receipt of proposals for the exchange of DBS Debentures (Series B) (“the DBS Debentures”) for the Company’s Debentures Series (6 and 10), the Company announces that it will exchange an overall total of par value NIS 561,307,797 of DBS Debentures in the following breakdown:

●	Par value NIS 125,000,000 of DBS Debentures for par value NIS 125,750,000 Company’s Debentures (Series 6), being an exchange ratio of NIS 1.006 par value of the Company’s Debentures (Series 6) for each par value NIS 1 of DBS Debentures

●	Par value NIS 436,307,797 of DBS Debentures for par value NIS 481,683,808 of the Company’s Debentures (Series 10), being an exchange ratio of NIS 1.104 par value of the Company’s Debentures (Series 10) for each par value NIS 1 of DBS Debentures

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.